August 20, 2025

John Glenn
Chief Financial Officer
IRADIMED CORP
1025 Willa Springs Drive
Winter Springs, Florida 32708

       Re: IRADIMED CORP
           Form 10-K for the Year Ended December 31, 2024
           File No. 001-36534
Dear John Glenn:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Year Ended December 31, 2024
Exhibit 32.1

1. We note that the Section 906 certifications required by Rule 13-a14(b) of the
       Exchange Act have been omitted from your Form 10-K. Please file an amended Form
       10-K in its entirety and include the certifications as Exhibits as required by Item 601 of Regulation S-K.
Warranty, page F-12

2. Given the materiality of your extended warranty products to your earnings and total liabilities, it is not clear why the tabular disclosure referenced in ASC 460-10-50-8 has been omitted. Please provide for us a schedule of activity in your warranty reserve covering the 2023 and 2024 annual periods. Also, if your extended warranty products have had a disproportionate impact on your consolidated gross margin then that fact should be disclosed in MD&A. See Item 303(b)(2)(i) of Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 August 20, 2025
Page 2

       Please contact Nudrat Salik at 202-551-3692 or Al Pavot at 202-551-3738 if you have questions regarding comments on the financial statements and related matters.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Industrial
Applications and
                                                         Services